

Mail Stop 3561

February 28, 2007

Via Fax & U.S. Mail

Mr. Erwin Mevorah
Chief Financial Officer
Coactive Marketing Group, Inc.
75 Ninth Avenue
New York, New York 10011

> **Re:** **Coactive Marketing Group, Inc.**
> **Form 10-K for the Year Ended March 31, 2006**
> **File No. 000-20394**

Dear Mr. Mevorah:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended March 31, 2006

Management's Discussion and Analysis

Liquidity and Capital Resources, page 24

1. Refer to our previous comment 1. We believe you should expand your current disclosure to specifically address why the nature of your business has resulted in a working capital deficit and whether this deficit has had or could reasonably be expected to have a material effect on your operations. In your response, please provide us with the disclosures you expect to make in future filings with respect to your working capital deficit.

2. Refer to our previous comment 2. We believe your current disclosure regarding no assurance that you will be able to obtain additional financing, if required, should be expanded. Your revised disclosure should include the potential business consequences should you be required to seek additional financing and be unable to obtain it. In your response, please provide us with the disclosures you expect to make in future filings with respect to these potential business consequences.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact me with any other questions.

Sincerely,

David R. Humphrey
Branch Chief